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                             November 16, 2021

       Zhuangkun He
       Chief Executive Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No.2 Guang Hua Road
       Chaoyang District , Beijing
       People   s Republic of China , 100026

                                                        Re: Ucommune
International Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed September 3,
2021
                                                            File No. 333-257664

       Dear Mr. He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2021 letter.

       Amendment No. 2 to Form F-1 filed September 3, 2021

       Cover page

   1. We note your disclosure on page 6 and throughout your filing that you control and receive economic benefits of
Ucommune Venture's, Beijing U Bazaar's and Weixue Tianxia's
                                                        business operations
through VIE agreements and that those agreements are designed to provide your WFOE with
the power, rights, and obligations equivalent in all material respects to those it
would possess as the principal equity holder of the VIEs. We also note the disclosure that you
are the primary beneficiary of the VIE. However, you or your investors do not have
an equity ownership in, direct foreign investment in, or control
 Zhuangkun He
FirstName
UcommuneLastNameZhuangkun        He
           International Ltd
Comapany 16,
November  NameUcommune
              2021           International Ltd
November
Page 2    16, 2021 Page 2
FirstName LastName
         through such ownership/investment of the VIEs. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to and clearly describe the conditions you met for consolidation of the VIEs under U.S.
         GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
Prospectus Summary, page 1

2. Disclose here and on pages 48-49 whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Our Corporate Structure, page 6

3. We note your revised disclosure in response to comment 4 and reissue the comment in part. Disclose clearly and earlier in the prospectus summary that the company uses a structure that involves a VIE based in China and what that entails and move the diagram of the company's corporate structure and related discussion currently beginning on page 6 to a place earlier in the summary. In addition, expand the discussion regarding your contractual arrangements starting on page 6 to include a more specific description of each of these contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements.
Risks Related to Our Corporate Structure, page 9

4. We note your response to prior comment 5. Please revise to provide cross-references to the more detailed discussion of these risks in the prospectus.
5. We note your disclosure in response to comment 7, specifically the disclosure in the third paragraph on page 10 and reissue the comment. Expand the disclosure in the summary to provide a clear description in the summary of how cash is transferred through your organization, and disclose your intentions to distribute earnings or settle amounts owed under VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign
 Zhuangkun He
Ucommune International Ltd
November 16, 2021
Page 3
         exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Also, on your prospectus cover page, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
Summary Condensed Combined and Consolidated Financial Statement Information... , page 20

6.       We note that the activity of the VIE is reflected in the line items
titled    investments in
         subsidiaries and VIEs    and    loss from equity method investment
in the parent   s financial
         statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.
Ucommune's independent registered public accounting firm's audit documentation supporting their audit reports..., page 59

7. We note from the audit opinion and your risk factor that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the
         PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding
         Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
8. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
The approval of the CSRC may be required for this offering..., page 62

9.     The revised disclosure you provide on page 10 states your belief that you, your
       subsidiaries are not required to obtain approvals from any PRC government authorities, including the CSRC, among other governmental entities, to issue your ordinary shares to foreign investors, however, the relevant PRC government agencies could reach a different conclusion, and you direct readers to this risk factor. Please restate your belief here and
FirstName LastNameZhuangkun He
       provide the basis for your belief. Also, please elaborate upon why the CSRC may reach a
Comapany    NameUcommune
       different conclusion. InInternational
                                 this regard, Ltd
                                              the header of this risk factor
seems to contradict your
       stated belief and
November 16, 2021 Page 3 should be revised to more accurately reflect the risk you are disclosing.
FirstName LastName
 Zhuangkun He
FirstName
UcommuneLastNameZhuangkun        He
           International Ltd
Comapany 16,
November  NameUcommune
              2021           International Ltd
November
Page 4    16, 2021 Page 4
FirstName LastName
      You may contact Stacey K. Peikin at 202-551-6223 or Mara Ransom at
202-551-
3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services